Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 MAY 14 AM 10:

Exemption No. 82-4637

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext. 254
Direct Email: jcolaw@jcolaw.com

May 1, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5
Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
12th Floor, Pacific Centre, 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2
Attention: Insider Reports

SUPPL

02034033

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

For filing with your offices, please find enclosed an Insider Report dated April 24, 2002 for **K. MICHAEL GUERREIRO**.

I also enclose a legible but unsigned copy for your ease of reference.

Yours very truly,

JOHNSTONE & COMPANY

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL P

Per: Vivian Louie
Law Clerk

cc: United States Securities and Exchange Commission - Via Ordinary Mail - 12g3-2(b) **(Exemption No. 82-4637)**

Encls.

F:\WPDOC\LTR\ZTEST\ins may1-02 mg.wpd

dlw 5/15

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

To Vivian

BOX 1. NAME OF THE REPORTING ISSUER

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 4 | 7

Date of last report filed: 28 1 2002

Change in relationship from last report: [ ] Yes [X] No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name: GUERREIRO

Given name: K. MICHAEL

Address: 30 OAKWOOD DRIVE

City: CAMBRIDGE

Prov.: ONTARIO Postal code: N1R 5S3

Business telephone number: 519-623-5998

Business fax number: 519-623-6253

Change in name, address or telephone number from last report: [ ] Yes [X] No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (if initial report, complete sections A, D, E and F only, see also instructions to Box 5)

A Designation of class of securities	B Balance of class of securities on last report	C Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$US	D Present balance of class of securities held	E Direct/indirect ownership	F Identify the registered holder where ownership is indirect or control or direction is exercised
CLASS A SPECIAL	9,375							9,375	0	
COMMON SHARES	120,000							120,000	1	Remark 1
COMMON SHARES	196,728							196,728	0	
OPTIONS	302,000	20 2 2002	50	75,000				380,000	0	Remark 2

ATTACHMENT [ ]

[X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] E

[ ] F

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. Held by 981542 Ontario Limited through which the undersigned has a beneficial interest in 120,000 common shares of ZTEST Electronics Inc.
2. The undersigned acquired 75,000 options to purchase common shares at $0.24 per share until February 19, 2007.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

Name (block letters): K. MICHAEL GUERREIRO

Signature: [signature]

Date of the report: 24 04 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 7

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 28 | 1 | 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GUERREIRO

GIVEN NAMES: K. MICHAEL

No. STREET APT: 30 OAKWOOD DRIVE

CITY: CAMBRIDGE

PROV.: ONTARIO POSTAL CODE: N1R 5S3

BUSINESS TELEPHONE NUMBER: 519-623-5998

BUSINESS FAX NUMBER: 519-623-6253

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
CLASS A SPECIAL	9,375									9,375	0	
COMMON SHARES	120,000									120,000	1	Remark 1
COMMON SHARES	196,728									196,728	0	
OPTIONS	305,000	20	2	2002	50	75,000				380,000	0	Remark 2

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. **Held by 981542 Ontario Limited through which the undersigned has a beneficial interest in 120,000 common shares of ZTEST Electronics Inc.**
2. **The undersigned acquired 75,000 options to purchase common shares at $0.24 per share until February 19, 2007.**

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): K. MICHAEL GUERREIRO

SIGNATURE:

DATE OF THE REPORT (DAY MONTH YEAR): | | 2002